Exhibit 99.1
March 16, 2009
Mr. R.V. Bailey
Chief Executive Officer
Aspen Exploration Corporation
2050 South Oneida Street, Suite 208
Denver, Colorado 80224
Dear Mr. Bailey:
As a record owner of common stock issued by Aspen Exploration Corporation (“Aspen”), I am submitting the enclosed stockholder resolution and supporting statement in accordance with Rule 14a-8 promulgated by the Securities and Exchange Commission for inclusion in the proxy statement for the upcoming special meeting of stockholders of Aspen relating to the proposed asset sale by Aspen to Venoco, Inc. I am the record owner of at least $2,000 in market value of Aspen common stock. I have held these securities for more than one year as of the date of this letter and will continue to hold at least the requisite number of shares for a resolution through the special stockholders’ meeting. I or my representative will attend the stockholders’ meeting to move the resolution as required.

My address is:	16 E Street SW PO Box 849 Ardmore, Oklahoma 73402

Very truly yours,
/s/ John D. Gibbs
John D. Gibbs

STOCKHOLDER PROPOSAL
RESOLVED, if the sale of Aspen’s property interests pursuant to the Purchase and Sale Agreement, effective February 19, 2009, by and among Aspen, Venoco, Inc., and certain other persons is approved, then the stockholders recommend that Aspen’s board of directors take the steps necessary to implement a plan of liquidation and distribute the proceeds of such asset sale to its stockholders, such plan of liquidation to begin not later than 90 days after closing and consummation of the asset sale.
SUPPORTING STATEMENT
The sale of Aspen’s California properties to Venoco, Inc., as described in this proxy statement, constitutes the sale of substantially all of Aspen’s remaining assets. Two of the main reasons for the sale listed by Aspen’s board of directors are:
•	The disproportionate cost of Aspen’s general and administrative expenditures required as a result of compliance with the Securities Exchange Act of 1934; and

•	The likelihood that Aspen’s president will be unable to resume his former role and responsibilities and oversee Aspen’s day-to-day operations.
See Summary Term Sheet for Asset Sale — Reasons for the Asset Sale and The Proposal — Background.
The Aspen board, doing without the full time services of Aspen’s president, has no plan for what to do with the sale proceeds. The board has merely indicated that, “[a]fter the sale, we will evaluate our business alternatives and will further consider our strategic alternatives including, the possibility of exploring a merger, joint venture, or other type of transaction.” See Summary Term Sheet for Asset Sale — Nature of Business following the Asset Sale. The board has only suggested that it will consider opportunities in the “natural resources industry or other industries.” The board has simply proposed to search for something else to do. See The Proposal — Aspen’s Contemplated Activities Following the Asset Sale or Abandonment Thereof.
In today’s troubled economic environment, Aspen’s stockholders would, in the opinion of the proponent of this proposal, be best served if Aspen were liquidated in a prompt and orderly fashion. A speedy liquidation of Aspen after the sale, if it is approved and consummated, will conserve assets and maximize stockholder return by reducing the amount of salaries and overhead and the other general and administrative expenditures required for compliance with the Securities Exchange Act of 1934 — expenses cited by Aspen’s own management as a reason for the sale.